[redacted]

10027283

Securities and Exchange Commission SECU SSION
RECEIVED
FEB 23 2010
Branch of Registrations and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROUNDTABLE CAPITAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 PARK AVENUE, 23RD FLOOR EAST
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Shapiro — 212-488-5473 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH KOPILAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROUNDTABLE CAPITAL SERVICES LLC, as of DECEMBER 31ST, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvette Duran
Notary Public, State of New York
No. 01DU6200478
Qualified in Queens County
Commission Expires 02/02/2013

Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member of
Roundtable Capital Services LLC:

We have audited the accompanying statement of financial condition of Roundtable Capital Services LLC (a wholly owned subsidiary of Roundtable Wealth Management LP) (the Company) as of December 31, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Roundtable Capital Services LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 19, 2010

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	2,681,473
Other assets		20,260
Total assets		2,701,733
Liabilities and Member's Equity		
Professional fees payable		55,499
Due to affiliates		44,604
Total liabilities		100,103
Total Member's Equity		2,601,630
Total liabilities and member's equity	$	2,701,733

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009**

1. Organization

Roundtable Capital Services LLC (the "Company"), a Delaware limited liability company was incepted on October 31, 2006 and commenced operations on April 1, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is wholly owned by Roundtable Wealth Management LP ("RWM") and an indirect wholly owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole Member elects to terminate the Company in accordance with the provisions of the Company's Limited Liability Company Agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein, and the LLC Agreement should be read in connection with this Statement of Financial Condition.

2. Significant Accounting Policies

Basis of Accounting
The accompanying Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles ("US GAAP").

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The related payables are reported as Due To Affiliates on the Statement of Financial Condition.

4. Income Taxes

The Company accounts for income taxes in accordance with FASB's ACS Topic 740-10, Accounting for Uncertainty in Income Taxes ("Topic 740-10"), formerly known as FASB Interpretation No. 48. Topic 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than not" of being sustained by the applicable tax authority. The Company has concluded that there is no impact on the operations of the Company for the year ended December 31, 2009. The Company's conclusions regarding this evaluation are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

The Company is treated as a disregarded tax entity and does not file separate income tax returns. The net income from operations of the Company is included in the income tax returns of RWM. Income tax liabilities may be incurred by the Company should it cease to be wholly owned by RWM.

5. Net Capital 15C3-1

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that it maintain minimum net capital, of either $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2009, the Company had net capital of $2,581,370 which was $2,574,696 in excess of its statutory requirement of $6,674.

6. Subsequent Events

The Company has evaluated the subsequent events through February 19, 2010, the date this Statement of Financial Condition is being issued and has noted that there have been no significant subsequent events requiring subsequent disclosures.

KPMG

Roundtable Capital Services LLC

(A Wholly Owned Subsidiary of Roundtable Wealth Management LP)

Statement of Financial Condition

For the Year Ended December 31, 2009

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member of
Roundtable Capital Services LLC:

In planning and performing our audit of the financial statements of Roundtable Capital Services LLC (a wholly owned subsidiary of Roundtable Wealth Management LP) (the Company), as of and for the year ended December 31, 2009, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17(a)-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on the understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2010